Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (918) 588-7961

John W. Gibson
Chief Executive Officer
ONEOK, Inc.
100 West Fifth Street
Tulsa, OK 74103

> **Re: ONEOK, Inc.**
> **Definitive 14A**
> **Filed March 29, 2007**
> **File No. 1-13643**

Dear Mr. Gibson:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation, page 27

Compensation Discussion and Analysis, page 27

1. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. The base salary, non-equity incentive plan compensation, performance units and restricted stock incentive units awarded to Mr. Kyle were significantly higher than the amounts received by other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

2. We refer you to Item 402(b)(1)(vi) of Regulation S-K. Please discuss how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. During 2006 a significant amount of Mr. Kyle's equity holdings vested. To the extent material, discuss whether the executive compensation committee considered compensation or amounts realizable from prior compensation in setting other elements of compensation, such as gains from prior stock and option awards. See Item 402(b)(2)(x) of Regulation S-K.

3. Throughout this section, you indicate that you consider a named executive officer's individual performance and contributions in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

Compensation Methodology, page 28

4. Please provide further analysis about your policies for allocating between compensation based on long-term performance and currently paid out compensation. See Item 402(b)(2)(i) of Regulation S-K. Please explain whether you intend to balance compensation evenly between cash and stock compensation or what your goals are when you indicate that you seek to balance cash and stock compensation. Also discuss how you allocate among the different types of equity-related awards.

5. With respect to your benchmarking activities, to the extent you have benchmarked different elements of your compensation against Towers Perrin's executive compensation database, please identify the companies whose data was reviewed. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total 2006 compensation compared to each benchmarked

element of compensation. Please include a discussion of where you target each element of compensation against the peer groups and executive compensation database and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Components of Compensation – Annual Cash Compensation, page 29

6. The disclosure in this section is difficult to understand. Please revise the discussion of the awards to clarify how you use the individual performance multiplier and discuss further the interplay of the two financial metrics. Consider presenting this disclosure in a tabular format that is easier for investors to understand.

7. The executive compensation committee has established operational goals (such as safety and environmental compliance goals) and financial goals (earnings per share and return on invested capital) for the annual officer incentive plan and financial goals (total shareholder return) for the long-term incentive plan. You have not disclosed these goals for 2006. See Item 402(b)(2)(v) of Regulation S-K. Further, you have not provided the operational and financial performance-related factors for 2007. See Instruction 2 to Item 402(b) of Regulation S-K. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

8. Clarify whether the board or executive compensation committee has exercised discretion to award compensation absent attainment of the relevant performance goals or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goals. See Item 402(b)(2)(vi) of Regulation S-K.

Grants under the LTI Plan, page 32

9. Please disclose how you determine the amount of performance unit awards that will vest based on performance against your peers. See Item 402(b)(1)(v) of Regulation S-K. Please disclose the manner in which you calculate total

shareholder return, the required ranking among peers for grants to vest and the award levels at various rankings.

Change in Control, page 34

10. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change of control payments.

Nonqualified Deferred Compensation in Fiscal Year 2006, page 45

11. You provide disclosure relating to earnings based upon the five-year Treasury bond fund and various investment options. Please consider including the disclosure in Item 402(i)(3)(ii) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John W. Gibson
ONEOK, Inc.
August 21, 2007
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel